FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

Forest City Enterprises, Inc.
Exact name of Registrant
as specified in charter

38067
Registrant CIK number

Form 11-K for Forest City 401(k)
Employee Savings Plan & Trust
(for fiscal year ended December 31, 2008)
Electronic report, schedule or registration
statement of which the documents are
a part (give period of report)

1-4372
SEC file number, if available

____
Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Filings Made By the Registrant:
The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cleveland, State of Ohio, June 25, 2009.

Forest City Enterprises, Inc.
(Registrant)

By: [signature]
Robert G. O'Brien
Executive Vice President and
Chief Financial Officer

Filings Made by Person Other Than the Registrant:
After reasonable inquiry and to the best of my knowledge and belief, I certify on ____________, 20___, that the information set forth in this statement is true and complete.

By:______________________________
(Name)

____
(Title)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2008

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ________ to _________

Commission file number 1-4372

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

FOREST CITY 401(k) EMPLOYEE SAVINGS PLAN & TRUST

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FOREST CITY ENTERPRISES, INC.
Terminal Tower
50 Public Square, Suite 1100
Cleveland, Ohio 44113

Exhibit Index is located on sequential page 16.

Total number of sequential pages = 17

FOREST CITY 401(k) EMPLOYEE SAVINGS PLAN & TRUST

AUDITED FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE

AT DECEMBER 31, 2008 AND 2007 AND
FOR THE YEAR ENDED DECEMBER 31, 2008

Forest City 401(k) Employee Savings Plan & Trust
Table of Contents

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* Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

GrantThornton

Audit • Tax • Advisory
Grant Thornton LLP
1228 Euclid Avenue, Suite 800
Cleveland, OH 44115-1845
T 216.771.1400
F 216.771.1409
www.GrantThornton.com

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Administrator
Forest City 401(k) Employee Savings Plan & Trust

We have audited the accompanying statements of net assets available for benefits of the Forest City 401(k) Employee Savings Plan & Trust (the "Plan") as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in its net assets available for benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Cleveland, Ohio
June 24, 2009

Forest City 401(k) Employee Savings Plan & Trust
Statements of Net Assets Available for Benefits
December 31, 2008 and 2007

	2008	2007
Assets		
Investments, at fair value	$ 59,172,523	$ 93,140,427
Cash	9,223	4,678
Receivables:		
Employer contributions	2,943,532	2,948,991
Participant contributions	365,669	429,394
Total receivables	3,309,201	3,378,385
Net assets reflecting all investments at fair value	62,490,947	96,523,490
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	72,006	(32,968)
Net assets available for benefits	$ 62,562,953	$ 96,490,522

The accompanying notes are an integral part of these financial statements

Forest City 401(k) Employee Savings Plan & Trust
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2008

Contributions:	
Participant	$ 8,894,400
Rollovers	770,117
Employer	2,943,532
Total contributions	12,608,049
Investment income (loss):	
Net depreciation in fair value of investments	(41,951,441)
Dividends	2,538,347
Interest	128,415
Net investment loss	(39,284,679)
Benefits paid to participants	(7,243,010)
Loan origination fees	(7,929)
Net decrease	(33,927,569)
Net assets available for benefits:	
Beginning of year	96,490,522
End of year	$ 62,562,953

The accompanying notes are an integral part of these financial statements

6.

1. Description of the Plan

The following description of the Forest City 401(k) Employee Savings Plan & Trust (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

A. *General.* The Plan is a defined contribution plan covering all employees of Forest City Enterprises, Inc. (the "Company"), except contract security and employees covered by collective bargaining agreements that do not permit participation in the Plan. Employees of RMS Investment Corporation and RMS Management Company (collectively "RMS"), both of which are affiliates of the Company, are also covered by the provisions of the Plan. During 2008, RMS contributed $63,715 and RMS participants contributed $138,202. The Company and RMS are herein collectively referred to as the Employers. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

B. *Eligibility.* Employees who have completed six months of service and have attained age 21 are eligible.

C. *Participant Accounts.* Each participant's account is credited with the participant's contribution (deferred compensation), the Employers' matching contribution, and allocation of the Plan's earnings or losses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

D. *Contributions.* Each year, participants may contribute up to 50 percent of pretax annual compensation, subject to statutory limitations imposed by the Internal Revenue Code. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contribution into various investment options offered by the Plan. The Plan currently offers 29 investment options. Each year the Employers contribute to the Plan a discretionary matching contribution equal to a percentage of each participant's contribution, subject to a maximum per participant. The Employers' matching contribution for 2008 was the greater of the following: 200% of the first $500 and 100% of the next $500 of each participant's deferred compensation, up to an annual maximum of $1,500; or 50% of deferred compensation on the first 6% of employee wage contributions, up to an annual maximum of $3,500. Participants are eligible to receive an Employers' matching contribution by being actively employed on the last day of the Plan year for which the contribution applies.

E. *Vesting.* Participants are immediately vested in all contributions made plus actual earnings thereon.

F. *Payment of Benefits.* Lump-sum payments are made for normal retirement, death, total and permanent disability, termination, financial hardship, or upon reaching age 59 1/2.

1. Description of the Plan - Continued

G. *Loans to Participants.* Participants may borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. The loans are secured by the balance in the participant's account and bear interest at 1% above prime (ranging from 5% to 9.25% at December 31, 2008 and from 5% to 9.5% at December 31,2007), which is fixed at the inception of the loan. Loan balances are amortized on a level basis over a period not to exceed five years, except for a loan used to acquire a participant's principal residence, which may be amortized over a period longer than five years. Principal and interest paid by the participant is credited to the participant's account.

2. Summary of Significant Accounting Policies

Basis of Accounting. The accompanying financial statements of the Plan were prepared under the accrual method of accounting.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Fair Value Measurements, Investment Valuation and Income Recognition. As of January 1, 2008, the Plan adopted the provisions of Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* (SFAS 157) for its investments. SFAS 157 establishes a single authorative definition of fair value, establishes a framework for measuring fair value, and requires additional disclosures about fair value measurements. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under SFAS 157 are described below:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for the identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

2. Summary of Significant Accounting Policies - Continued

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2008 and 2007.

The valuation of investments has been provided by T. Rowe Price, the Trustee, and represents fair value. Mutual funds are valued at published market prices which represent the net asset value of shares held by the Plan at year end. Investments in common trust funds are generally valued at their net asset value. Investment contracts held by the T. Rowe Price Stable Value Fund that are fully benefit-responsive investment contracts, e.g., guaranteed investment contracts (GICs), synthetic investment contracts (SICs) and wrap contracts, are valued at fair value in the Statement of Net Assets Available for Benefits and then adjusted to their contract value, as described further on the next page. The fair value of GICs is generally determined by discounting the scheduled future payments required under the contract; the fair value of the securities underlying SICs is generally reflected by market value at the close of business on the valuation date; and the fair value of wrap contracts reflects the discounted present value of the difference between the current wrap contract cost and its replacement cost based on issuer quotes. Company stock fund is valued based on its year-end closing price. Participant loans are valued at their outstanding balances, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

2. Summary of Significant Accounting Policies - Continued

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2008:

	Level 1	Level 2	Level 3	Total
Mutual funds	$40,795,136	$ -	$ -	$40,795,136
Common trust funds	-	6,417,284	7,681,443	14,098,727
Common stock	2,688,084	-	-	2,688,084
Loans to participants	-	-	1,590,576	1,590,576
Total assets at fair value	$43,483,220	$6,417,284	$9,272,019	$59,172,523

The table below sets forth a summary of changes in the fair value of the Plan's Level 3 assets for the year ended December 31, 2008.

	Common Trust Funds	Loans to Participants
Balance, beginning of year	$5,577,925	$1,713,180
Change in unrealized losses	(104,974)	-
Purchases, sales, issuances and settlements (net)	2,208,492	(122,604)
Balance, end of year	$7,681,443	$1,590,576

The Plan follows Financial Accounting Standards Board Staff Position No. AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the "FSP") with respect to fully benefit-responsive investment contracts held in the T. Rowe Price Stable Value Fund. Under the FSP, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for the portion of the net assets of an investment company attributable to fully benefit-responsive investment contracts because that is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents investment contracts at fair value and an adjustment from fair value to contract value for the fully benefit-responsive investment contracts. The FSP has no effect on net assets available for benefits.

2. Summary of Significant Accounting Policies - Continued

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments includes realized gains and losses and unrealized appreciation and depreciation on those investments.

Other. Administrative expenses of the Plan are paid by the Employers. Loan origination fees are the responsibility of the participants, and are withdrawn from their investment accounts by the Trustee.

Payment of Benefits. Benefits are recorded when paid.

Risks and Uncertainties. The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

3. Investments

The following table presents investments that represent five percent or more of the Plan's net assets at December 31, 2008 and 2007. The amounts shown with an asterisk (*) were less than five percent and are shown for comparative purposes.

	December 31, 2008	December 31, 2007
American Funds Europacific Growth Fund	$ 5,459,911	$ 9,697,561
Forest City Enterprises, Inc. Common Stock, Class A	$ 2,415,294 *	$ 13,451,241
PIMCO Total Return Fund, Administrative Shares	$ 3,802,704	$ 3,100,769 *
T. Rowe Price Blue Chip Growth Fund	$ 7,195,125	$ 12,943,827
T. Rowe Price Equity Index Trust	$ 6,417,284	$ 11,013,041
T. Rowe Price Stable Value Fund	$ 7,681,443	$ 5,577,925

During 2008, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $41,951,441 as follows:

Mutual funds	$ (24,628,047)
Common trust funds	(4,027,118)
Common stock - Forest City Enterprises, Inc.	(13,296,276)
	$ (41,951,441)

4. Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2008 and 2007 to Form 5500:

	2008	2007
Net assets available for benefits per the financial statements	$ 62,562,953	$ 96,490,522
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(72,006)	32,968
Net assets available for benefits per the Form 5500	$ 62,490,947	$ 96,523,490

The following is a reconciliation of the change in net assets available for benefits per the financial statements for the year ended December 31, 2008 to Form 5500:

Net decrease in net assets available for benefits per the financial statements	$ (33,927,569)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(72,006)
Recognition of adjustment from fair value to contract value for fully benefit-responsive investment contracts from prior year	(32,968)
Net income (loss) per Form 5500	$ (34,032,543)

5. Related Party Transactions

The Plan invests in common stock of the Company, as well as shares of mutual funds and common trust funds managed by the Trustee, which qualify these transactions as party-in-interest transactions. The Plan held an investment in Forest City Enterprises, Inc. Class A common stock of $2,415,294 (360,492 shares) and $13,451,241 (302,683 shares) at December 31, 2008 and 2007, respectively, and the Plan held an investment in Forest City Enterprises, Inc. Class B common stock of $272,790 (35,378 shares) and $1,839,535 (39,850 shares) at December 31, 2008 and 2007, respectively.

6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their Employer contributions and all unallocated amounts would be allocated to the participants in accordance with the provisions of the Plan.

7. Tax Status

The Internal Revenue Service issued an opinion letter dated February 27, 2002, stating that the form of the prototype plan used by the Plan is acceptable under Section 401 of the Internal Revenue Code ("IRC"). Although the Plan has been amended since the opinion letter was issued, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and the Plan is exempt from federal income taxes.

Forest City 401(k) Employee Savings Plan & Trust
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2008

Description	Number of Units	Cost	Current Value
Mutual funds:			
Alger Small Cap Growth Fund	8,680	**	$ 133,850
American Funds EuroPacific Growth Fund	194,927	**	5,459,911
Boston Company Small-Cap Value Fund	63,277	**	933,965
Columbia Acorn Fund, Z	70,037	**	1,240,362
Dodge and Cox Stock Fund	26,368	**	1,961,020
Fidelity Contra Fund	43,334	**	1,961,299
Janus Adv Perkins Midcap Val Fund	50,269	**	650,985
PIMCO Low Duration Fund II	48,364	**	453,173
PIMCO Total Return Fund, Administrative Shares	375,020	**	3,802,704
Tradelink Investments Fund	18,819	**	18,819
* T. Rowe Price Blue Chip Growth Fund	312,696	**	7,195,125
* T. Rowe Price Equity Income Fund	51,573	**	880,865
* T. Rowe Price Mid-Cap Growth Fund	62,621	**	2,045,827
* T. Rowe Price Retirement 2005 Fund	48,274	**	417,087
* T. Rowe Price Retirement 2010 Fund	277,345	**	3,109,041
* T. Rowe Price Retirement 2015 Fund	169,463	**	1,406,547
* T. Rowe Price Retirement 2020 Fund	246,791	**	2,741,853
* T. Rowe Price Retirement 2025 Fund	159,656	**	1,267,665
* T. Rowe Price Retirement 2030 Fund	209,414	**	2,337,061
* T. Rowe Price Retirement 2035 Fund	105,656	**	823,057
* T. Rowe Price Retirement 2040 Fund	102,422	**	1,134,834
* T. Rowe Price Retirement 2045 Fund	65,983	**	486,953
* T. Rowe Price Retirement 2050 Fund	14,604	**	90,543
* T. Rowe Price Retirement 2055 Fund	636	**	3,900
* T. Rowe Price Retirement Income Fund	19,845	**	204,796
Vanguard Mid-Cap Index Fund	2,872	**	33,894
			40,795,136
Common trust funds:			
* T. Rowe Price Equity Index Trust	233,696	**	6,417,284
* T. Rowe Price Stable Value Fund	7,753,449	**	7,681,443
			14,098,727
* Common stock of Forest City Enterprises, Inc.:			
* Class A	360,492	**	2,415,294
* Class B	35,378	**	272,790
			2,688,084
* Loans to participants, interest rates ranging 5.0% - 9.25%		$0	1,590,576
			$ 59,172,523

* Denotes party-in-interest.

** Participant-directed investment, cost information is omitted.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, Forest City Enterprises, Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FOREST CITY 401(k) EMPLOYEE SAVINGS PLAN & TRUST
(Name of Plan)

June 25, 2009
(Date)

Robert G. O'Brien,
Executive Vice President and
Chief Financial Officer
Forest City Enterprises, Inc.

Exhibit Index

Exhibit Number	Description of Document
23-1	Consent of Grant Thornton LLP regarding Form S-8 (Registration No. 33-65058).

EXHIBIT 23-1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated June 24, 2009, with respect to the financial statements and supplemental schedule of the Forest City 401(k) Employee Savings Plan & Trust on Form 11-K for the year ended December 31, 2008. We hereby consent to the incorporation by reference of said report in the Registration Statement of Forest City Enterprises, Inc. on Form S-8 (File No. 33-65058) filed with the Securities and Exchange Commission on June 25, 1993.

Grant Thornton LLP

Cleveland, Ohio
June 24, 2009